UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHAMBERS STREET PROPERTIES

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

157842-105

(CUSIP Number of Class of Securities)

Jack A. Cuneo

President and Chief Executive Officer

Chambers Street Properties

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

(609) 683-4900

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Jason D. Myers

Ivan Presant

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,000,000	$17,050

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $125,000,000 in value of Common Shares of Beneficial Interest, par value $0.01 per share, of Chambers Street Properties.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 2 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,050	Filing Party:	Chambers Street Properties
Form or Registration No:	005-87387	Date Filed:	May 21, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Chambers Street Properties, a Maryland real estate investment trust (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 as amended by Amendment No. 1 filed by the Company with the SEC on June 4, 2013 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $125,000,000 in value of its Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”), at a price specified by the tendering shareholders of not greater than $10.60 nor less than $10.10 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 20, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City Time, on June 19, 2013. A copy of such press release is filed as Exhibit (a)(5)(B) to this Amendment No. 2 and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(5)(B) Press release issued June 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAMBERS STREET PROPERTIES

June 20, 2013	By:	/S/ MARTIN A. REID
	Name:	Martin A. Reid
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(F)*	Summary Advertisement, dated May 21, 2013.

(a)(5)(A)*	Press release issued May 21, 2013 (included as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 21, 2013 and incorporated herein by reference).

(a)(5)(B)	Press release issued June 20, 2013.

(b)(1)	Credit Agreement, dated September 13, 2012, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Securities, LLC, RBC Capital Markets, as Joint Lead Arrangers and Joint Bookrunners, Royal Bank of Canada, as Syndication Agent and each of Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank and TD Bank, N.A. as a Documentation Agent (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed September 19, 2012 and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement, dated March 7, 2013, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association, as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Bank, National Association, Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank, TD Bank, Citibank, N.A., Union Bank, N.A., PNC Bank, National Association, RBS Citizens, N.A. U.S. Bank National Association, and Goldman Sachs Bank USA (previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed on March 13, 2013 and incorporated herein by reference).

(d)(1)	Amended and Restated 2004 Equity Incentive Plan (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(2)	Amended and Restated 2004 Performance Bonus Plan (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(3)	Form of Amended and Restated Indemnification Agreement (Previously filed as Exhibit 10.18 to Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-127405) filed September 13, 2006 and incorporated herein by reference).

(d)(4)	Indemnification Agreement with Louis P. Salvatore (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(5)	Amended and Restated Form of Share Award Agreement (Previously filed as Exhibit 10.5 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(6)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Jack A. Cuneo (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(7)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Philip L. Kianka (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(8)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Martin A. Reid (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(9)	Form of Restricted Share Award Agreement (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Dividend Reinvestment Plan (Previously filed as Exhibit 10.6 to the Current Report on Form 8- K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(11)	Amended and Restated Share Redemption Program (Previously filed as Exhibit 4.2 to Current Report on Form 8-K (File No. 000-53200) filed on February 3, 2012 and incorporated herein by reference).

(d)(12)	Third Amended and Restated Agreement of Limited Partnership, by and among CB Richard Ellis Realty Trust and the limited partners named therein, dated April 27, 2012 (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed April 30, 2012 and incorporated herein by reference).

(d)(13)	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership, by and among Chambers Street Properties and the limited partners named therein, entered into as of July 1, 2012 (Previously filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q (File 000-53200) filed August 14, 2012 and incorporated herein by reference).

*	Previously filed.